UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41263

Anghami Inc.

(Exact name of registrant as specified in its charter)

16th Floor, Al-Khatem Tower, WeWork Hub71
Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Convertible Notes Sale

On August 21, 2023, Anghami Inc. (the “Company”) announced the sale of convertible notes in the aggregate principal amount of $5,000,000 (the “Convertible Note”) pursuant to a Convertible Note Purchase Agreement, dated August 16, 2023 (the “Note Purchase Agreement”), to SRMG Ventures (“SRMG”), the corporate venture capital arm of Saudi Research and Media Group, a leading Saudi-based integrated media group with a regional presence and listed on the Saudi Arabian exchange Tadawul (with ticker: 4210).

The Company intends to allocate the proceeds from the Convertible Note for working capital, growth and other general corporate purposes. SRMG has the option to purchase up to $5,000,000 in additional principal amount of Convertible Notes to increase the principal amount to a maximum of $10,000,000 in aggregate within 12 months after the issuance of the Convertible Note.

On August 21, 2023, the Company issued a press release announcing the sale of the Convertible Note, which is furnished as Exhibit 99.1 to this Form 6-K.

Prior to the issuance of the Convertible Note, the Company elected to adopt certain home country practices permitted for foreign private issuers in lieu of certain Nasdaq governance requirements applicable to U.S. domestic issuers.

A summary of the material terms of the Convertible Note and Note Purchase Agreement and a description of the home country practices adopted by the Company is furnished as Exhibit 99.2 to this Form 6-K.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release, dated August 21, 2023

99.2	Summary of Material Terms of the Convertible Note and Note Purchase Agreement; Description of Home Country Practices

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ANGHAMI INC.
Date: August 21, 2023
	By:	/s/ Edgard Maroun
	Name:	Edgard Maroun
	Title:	Chief Executive Officer

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